Exhibit 99.2

GROUP OF CONCERNED CO-FOUNDERS AND INVESTORS IN TERRAN ORBITAL SENDS LETTER TO BOARD

Believes Terran’s Shares Are Materially Undervalued and Remains Committed to Working Constructively with Terran to Protect and Maximize Shareholder Value

Notes Terran’s Board Has Ignored Numerous Meeting Requests

NEW YORK – November 9, 2023 – A group of concerned investors (the “Concerned Investor Group”) in Terran Orbital Corp. (NYSE: LLAP) (“Terran” or the “Company”) comprised of Sophis Investments LLC, Roark’s Drift LLC, and Tyvak Nano-Satellite Systems’ Co-Founders, Jordi Puig-Suari, Roland Coelho and Austin Williams, together with certain affiliates, which beneficially owns approximately 8.4% of the Company’s common stock, today sent a third request to the Company’s Board of Directors (the “Board”) to discuss protecting and optimizing long-term shareholder value. After repeated attempts, the Concerned Investor Group relayed yet another message to encourage constructive dialogue with the Board regarding opportunities to enhance shareholder value, including, (i) separating the roles of Chairman and CEO and hiring a new CEO with demonstrable industry experience and credibility, (ii) reconstituting the Board and instituting best-in-class corporate governance practices, and (iii) conducting a strategic review process. The full text of the letter follows:

November 9, 2023

VIA E-MAIL AND OVERNIGHT MAIL

Terran Orbital Corporation

6800 Broken Sound Parkway NW, Suite 200

Boca Raton, FL 33487

Attention: Board of Directors

Re:	Third Request for Meeting to Discuss Protecting and Optimizing Long-Term Shareholder Value

Dear Members of the Board of Directors,

Sophis Investments LLC, Roark’s Drift, LLC, Austin Williams, Roland Coelho, Jordi Puig-Suari and certain of their respective affiliates (collectively, the “Concerned Investor Group,” “we” or “our”) beneficially own, in the aggregate, 16,581,465 shares of common stock of Terran Orbital Corporation (“Terran” or the “Company”), representing approximately 8.4% of the shares of common stock outstanding. As our goal remains to protect and maximize the material value we believe is embedded within Terran, we are following up on our previously unanswered correspondence addressed to Terran’s Board of Directors (the “Board”) dated October 11, 2023 and October 15, 2023.

The Concerned Investor Group is the Company’s largest independent shareholder and is comprised of co-founders of the Company who have a demonstrable, intimate understanding of Terran, deep industry expertise relevant to its business, and who are committed to helping the Company realize its full potential.

Despite the statements made by the Company during its Virtual Town Hall held on October 26, 2023 and in its October 19, 2023 open letter to shareholders that it welcomes and considers shareholder feedback, the Board has ignored our multiple requests for a meeting. Moreover, the Board has seemingly dismissed out of hand the proposals outlined in our letter dated October 11, 2023 regarding opportunities to enhance shareholder value, including (i) separating the roles of Chairman and CEO and hiring a new CEO with demonstrable industry experience and credibility, (ii) reconstituting the Board and instituting best-in-class corporate governance practices, and (iii) conducting a strategic review process. It is simply unacceptable that the Board has refused to meet with us and rather has decided to adopt a seemingly hostile and dismissive attitude toward us as shareholders. We believe such a stance only further erodes shareholder value and market confidence in Terran.

Based on our due diligence, we anticipate that the Company will report FY2023 revenue of approximately $143 million, materially below Company guidance of $250 million provided throughout the year.1 Our reduced revenue projection is based on the revenue shortfall due to the delays in customer activity referenced in the Company’s September 20, 2023 prospectus and again during the October 26, 2023 Virtual Town Hall. Make no mistake: a 43% miss vs. revenue guidance, with less than eight weeks to go in the year and without proactively providing investors with an interim update, raises major concerns while continuing to call into question the Board and management’s credibility. Furthermore, in light of the Company’s cash burn rate, treating such a large miss nonchalantly or unduly relying on prospective new orders or delinquent customer payments to materialize is, in our view, a reckless gamble with shareholders’ capital.

As of the date of this letter, Terran’s stock price is down over 40% since September 18, 2023 following its latest dilutive capital raise,2 remains below $1 despite announcing ~$160 million in new orders in recent weeks, and is at risk of being delisted by the New York Stock Exchange. The Board can no longer ignore what we believe the market clearly knows: there are major issues that need to be addressed at the Company.

Enclosed is our updated financial addendum, reflecting our revised financial projections described above. Our projections incorporate the recent subcontract award from Lockheed Martin for the Tranche 2 beta contract announced on October 24, 2023; and also account for the impact of certain potential new orders that we believe our CEO candidate can deliver; while discounting the Company’s largest (currently insufficiently funded) backlogged order, which would provide incremental upside.

Despite the prospect of lowered near-term financial guidance, we remain confident that Terran’s shares are materially undervalued at current prices, accounting for the downward guidance revision. We continue to believe that present intrinsic value resides around $3/share, as demonstrated in our financial addendum (or 12% lower assuming additional projected dilution);3 however, our estimate of intrinsic value is at risk under the status quo. Further delays in meeting to consider our CEO candidate increase the risk of losing out on lucrative identified potential pipeline wins, as neither the market nor prospective customers will wait indefinitely for the Board to act in good faith to help stabilize the business and position the Company for diversified and profitable growth.

We are all hopeful that delays in customer payments will be cured soon. Regardless of whether that comes to fruition, we believe a separation of the Chairman and CEO roles and reconstitution of leadership is still in the best interests of all shareholders. There is also a non-negligible risk that delayed customer payments are not received in time, or at all, a sentiment apparently shared by and priced-in by the market.

1 August 15, 2023 Q2 2023 Company Earnings Call; May 15, 2023 Q1 2023 Company Earnings Call

2 Bloomberg

3 Sophis Investments LLC internal estimates

Our primary concern remains protecting and ultimately enhancing the value that we believe is embedded in Terran, to the benefit of all shareholders. We continue to offer solutions that, in our view, are the best hope for sustainably reversing sentiment and performance at Terran. We reiterate the urgency with which we believe action must be taken to address the issues facing the Company and urge you to constructively engage with us in good faith to ensure all options are explored. We remain committed to maintaining an amicable and productive dialogue. Furthermore, as previously noted, while we are in favor of a strategic review, we are adamant that any strategic review should only be undertaken after the Company has been stabilized and leadership is reconstituted in order to best position the Company to execute its business transformation with regained market confidence. There are many precedents where conducting such a review prematurely has time and time again yielded a tarnished process and suboptimal outcome for shareholders.

We have received a flood of support from shareholders and industry participants from around the world since publishing our letter dated October 11, 2023. We continue to seek a constructive engagement with the Company and those members of the Board willing to prioritize the interests of all shareholders, and again reiterate our request that the independent members of the Board engage with us to schedule a meeting and speak with our CEO candidate. To this end, we are offering to make ourselves available, along with our CEO candidate, to meet in person any time at your convenience the week of November 13, 2023, whether at your offices in Irvine, California or Boca Raton, Florida, or via video conference to accommodate those who may be unable to travel.

We look forward to your prompt response. Thank you.

Kindest regards,

Tassos D. Recachinas

Sophis Investments, LLC, on behalf of the Concerned Investor Group

For additional information, please review the attached financial addendum or visit: www.llapvalue.com.

Olshan Frome Wolosky LLP is serving as legal counsel to the Concerned Investor Group.

About the Concerned Investor Group

The Concerned Investor Group is comprised of Sophis Investments LLC, Roark’s Drift LLC, and Tyvak Nano-Satellite Systems’ Co-Founders, Jordi Puig-Suari, Roland Coelho and Austin Williams and certain affiliates thereof. Sophis Investments LLC is a supportive, long-term investor and seeks to establish constructive dialogues with issuers as appropriate. The Concerned Investor Group, together with affiliates, beneficially owns 16,581,465 shares of common stock of the Company, representing approximately 8.4% of the shares outstanding.

Contacts:

For Media

Nathaniel Garnick/Amanda Shpiner

Gasthalter & Co.

(212) 257-4170

LLAPvalue@gasthalter.com

For Investors

Tassos Recachinas

Sophis Investments LLC

(212) 572-6360

contact@LLAPvalue.com